EXHIBIT 99.2

PRESS RELEASE

FIMI OPPORTUNITY FUND, THE LEADING PRIVATE EQUITY FUND IN ISRAEL, HAS CONCLUDED THE TRANSACTION
TO ACQUIRE 40% OF THE COMPANY'S SHARES

YAHUD, Israel – October 1, 2014, Magal Security Systems, Ltd. (NASDAQ: MAGS) a leading provider of solutions and products for physical and cyber security, announced today that FIMI Opportunity Fund ("FIMI"), the leading private equity fund in Israel completed the purchase of approximately 40% of Magal's outstanding shares from Ki Corporation Limited. Following the closing of the transaction, FIMI is the largest shareholder of Magal.

Upon the closing of the transaction, Mark Rosenberg, Doron Steiger and Yitzhak  Zoran ceased to serve as directors of the Company and they were replaced by Gillon Beck, Shmuel Vlodinger, Ron Ben-Haim¸ Ami Boehm, Pinchas Barel Buchris and Avraham Bigger.

About FIMI: FIMI is Israel's leading private equity fund, with more than US$ 2 billion in invested capital. Over the past 18 years FIMI has completed 75 investments. FIMI is currently investing through its fifth fund (a US$ 820 million fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com